

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

November 12, 2008

By U.S. Mail and Facsimile

Mr. Ira J. Sobotko
Vice President - Finance
National Patent Development Corporation
10 East 40th Street, Suite 3110
New York, NY 10016

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2007
> Form 8-K filed June 23, 2008
> File No. 000-50587**

Dear Mr. Sobotko:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief